# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SKK Holdings Limited, CIK 0001991261
CUSIP: G8292E102
Title of class of securities: Ordinary Shares, par value $0.00025
Address of issuer's principal executive offices: 27 First Lok Yang Road, Singapore, Singapore (U0), 629735
Date of event which requires filing of this statement: 12/31/2024
Filed by CIK 0002057693

## Reporting persons
- Chun Seong Ng: type of reporting person: individual (IN); citizenship or place of organization: Malaysia (N8); sole voting power 2,335,163; shared voting power 0; sole dispositive power 2,335,163; shared dispositive power 0; aggregate amount beneficially owned 2,335,163 (14.95% of the class)
  Comment: (1) Percentage calculated based on 13,875,000 Ordinary Shares issued and outstanding as reported in the issuer's F-1/A filed on September 3, 2024.

## Item 1. Issuer
Name of issuer: SKK Holdings Limited
Address of issuer's principal executive offices: 27 First Lok Yang Road, Singapore, U0, 629735

## Item 2. Person Filing
Name of person filing: Chun Seong Ng
Address of principal business office or, if none, residence: 27 First Lok Yang Road, Singapore 629735
Citizenship: Malaysia

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2,335,163
Percent of class: 14.95%
Sole power to vote or to direct the vote: 2,335,163
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,335,163
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
None.

## Signatures
- Chun Seong Ng: /s/ Chun Seong Ng, Chun Seong Ng (02/14/2025)